February 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Arzhang Navai

Re:	ImmunityBio, Inc.
Registration Statement on Form S-3
Filed February 7, 2023
File No. 333-269608

Acceleration Request
Requested Date: February 9, 2023
Requested Time: 4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ImmunityBio, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-269608) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Thomas Hornish at (858) 350-2392.

* * * *

Sincerely,

ImmunityBio, Inc.

/s/ David Sachs
Name: David Sachs
Title: Chief Financial Officer

cc:	Richard Adcock, ImmunityBio, Inc.

Jason Liljestrom, ImmunityBio, Inc.

Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.